                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----

                           MILESTONE PROPERTIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          $.01 Par Value Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   599358108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               George J. D'Angelo
      14502 N. Dale Mabry, Suite 305, Tampa, Florida 33618; (813) 969-0854
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 21, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 5 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 599358108                    13D      PAGE    2     OF    5    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS                  GEORGE J. D'ANGELO
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                              PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         302,330
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                            -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        302,330
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                      -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  302,330
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.17%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


Mr. D'Angelo is the record owner of 202,000 shares of Common Stock and 91,300 shares of $0.78 Preferred Series A Stock (presently convertible into 100,330 shares of Common Stock), together constituting 302,330 shares of Common Stock.

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1   Security and Issuer

         Title of Securities:                Common Stock, par value $.01 per share
                                             (the "Stock") of Milestone Properties,
                                             Inc. (the "Issuer")

         Name and Address of Issuer:         Milestone Properties, Inc.
                                             150 E. Palmetto Park Rd. 4th Floor
                                             Boca Raton, Florida 33432


Item 2   Identity and Background

         Item 2(a)         This statement is being filed by George J. D'Angelo.

         Item 2(b)         The business address for George J. D'Angelo is:
                           14502 N. Dale Mabry, Suite 305
                           Tampa, FL 33618

         Item 2(c)         The principal occupation of George J. D'Angelo is:
                                    Self-employed

         Item 2(d)         Criminal Proceedings: During the last five years,
                           George D. Angelo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(e)         Civil Proceedings: See Item 2(d)

         Item 2(f)         George J. D'Angelo is a United States citizen.


Item 3   Source and Amount of Funds or other Consideration

         George J. D'Angelo purchased Common Stock and Preferred Stock with personal funds of $179,309.75 and $116,411.25 respectively, inclusive of commissions.


Item 4   Purpose of Transaction

         George J. D'Angelo has acquired Stock of the Issuer because he believes that such Shares are substantially undervalued. George J. D'Angelo will evaluate his investment in the issuer on an ongoing basis and will take whatever action he concludes is in his best interest including buying additional shares or selling shares without any further prior disclosure.


Item 5   Interest in Securities of the Issuer

         Item 5(a) At of the close of business on January 21, 1998, the percentage of stock of the Issuer (based upon 4,213,368 of shares reported as being outstanding in the Issuer's Form 10-K for the fiscal year ended
                           December 31, 1997) held of record by George J.
                           D'Angelo is as follows:



                               Page 3 of 5 Pages

                                                               Approximate Percentage of
Security                   No. of Shares                          Outstanding Shares
--------                   -------------                       -------------------------
Common                       115,500                                   2.74
Preferred
   Equivalent
   to common                  97,783                                   2.32
                                                                       5.06% (total)

Item 5(b) George D' Angelo has sole power to vote and to dispose of all the shares of Stock.

Item 5(c) The following table sets forth all transactions with respect to the Issuer's Stock effected during the sixty days prior to the date of the event requiring the filing of this statement through the filing date. Each transaction set forth below reflects a purchase (P) or a sale (S) effected by means of the New York Stock Exchange.

Security         Trade Date       No. of Shares    Price Per Share
--------         ----------       -------------    ---------------
Preferred         03/20/98           2,300 (P)        $1.437
Common            03/16/98          12,500 (P)        $1.412
Common            03/09/98           8,000 (P)        $1.375
Common            03/02/98          10,000 (P)        $1.312
Common            02/25/98           3,100 (P)        $1.187
Common            02/24/98           5,000 (P)        $1.187
Common            02/19/98           5,000 (P)        $1.250
Common            02/12/98           5,000 (P)        $1.375
Common            02/03/98          10,000 (P)        $1.000
Common            02/02/98          20,000 (P)        $1.000
Common            01/23/98           7,900 (P)        $0.875
Common            01/21/98           5,000 (P)        $0.812
Common            01/20/98          10,000 (P)        $0.812
Preferred         01/16/98           3,200 (P)        $1.250
Preferred         01/14/98           2,000 (P)        $1.250
Preferred         01/12/98           1,800 (P)        $1.250
Common            01/06/98           3,500 (P)        $0.625
Preferred         12/31/97           5,200 (P)        $1.250
Preferred         12/30/97           4,300 (P)        $1.250
Preferred         12/29/97             500 (P)        $1.250
Preferred         12/23/97           2,300 (P)        $1.250
Preferred         12/22/97           1,100 (P)        $1.250
Preferred         12/19/97           6,600 (P)        $1.250
Common            12/15/97          11,000 (P)        $0.625

Item 6           Contracts, Arrangements, Understandings or Relationships with
                   Respect to Securities of the Issuer.

                                  No contract exists between any of the
                                  entities or natural person identified in Item 2(a) above and the issuer.

                               Page 4 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 1998.



                                             /s/ George J. D'Angelo
                                             -----------------------------
                                               George J. D'Angelo


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
         FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).











                               Page 5 of 5 Pages